UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2017

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Earnings Release	August 9, 2017

Conference Call in Portuguese

August 10, 2017
10:00 a.m. (Brasília)
9:00 a.m. (NY) / 2:00 p.m. (UK)
Webcast: Click here
Telephone: +55 (11) 2188-0155 /
+1 866 890-2584/ Code: Oi
Replay available until 8/17/2017:
+55 (11) 2188-0400 / Code: Oi

Conference Call in English TRANSLATION SIMULTANEOUS

August 10, 2017
10:00 a.m. (Brasília)
9:00 a.m. (NY) / 2:00 p.m. (UK)
Webcast: Click here
Telephone: +1 866 890-2584 (USA) /
+55 (11) 2188-0155 (Other) / Code: Oi
Replay available until 8/17/2017:
+55 (11) 2188-0400 / Code: Oi

Consolidated Information and Earnings Release (Unaudited)

This report contains the operating and financial performance of Oi S.A. – under Judicial Reorganization (“Oi S.A.” or “Oi” or “Company”) – and its subsidiaries for the second quarter of 2017.

2Q17 HIGHLIGHTS

EBITDA increase based on operational efficiency combined with improvements in quality indicators

°	Oi once again reports year-on-year EBITDA and margin increase
  Routine EBITDA totaled R$ 1,601 million in 2Q17, 10.8% increase y.o.y.
  Routine EBITDA margin reached 27.6%, 4.8 p.p. increase y.o.y.
°	Oi reduces costs by R$ 687 million in the quarter, totaling a R$ 1.2 billion cost reduction in the first half of 2017
  The Company is focused on reducing costs ensuring operational efficiency and business sustainability.
°	Continuous increase in infrastructure investments reinforce our commitment to business sustainability
  Oi expanded its investments to R$ 1.2 billion in 2Q17, 1.1% increase y.o.y.
  Capex to net revenue ratio also increased, reaching 21.2%.
°	Despite higher investments, Oi’s operational cash flow grows significantly in 2017
  Operational cash flow (Routine EBITDA – Capex) moved up 62.4% in the quarter compared with the same period in 2016, driven by the significant EBITDA increase in the period.
°	Operational efficiency with continuous improvement in operational and quality indicators reflects in better customer experience
  Operational initiatives focused on preventive and productivity measures, evolution of the customer care model and digitalization are directly lead to continuous improvement of operational, quality and complaint indicators, as well as operational efficiency gains.
  As a result of the improvement in efficiency, Oi’s opex fell 14.1% y.o.y. and 4.2% q.o.q., despite accumulated inflation of 3.0% in the last twelve months.
  Improvement of operational and quality indicators translates into a substantially better customer experience, with significant reductions in ANATEL, PROCON and Small Claims Court (JEC – Juizado Especial Cível) complaint indicators, down 28.6%, 21.6% and 58.7% y.o.y., respectively.
°	Net loss of R$ 3.3 billion reflects the impact of the exchange rate on the financial result, as Oi terminated its hedging transactions due to the Judicial Reorganization
°	Oi’s Judicial Reorganization process continues to advance, despite the complexity of the process
°	Launch of unprecedented product in the market reinforces the Company’s digital transformation process
  Oi Total Play is another pioneering Oi service that combines fixed line and broadband, including an extensive on demand video content.

2Q17 HIGHLIGHTS

Summary

in R$ million or otherwise stated	2Q17	2Q16	1Q17	YoY	QoQ	1H17	1H16	YoY
Oi S.A. Consolidated
Total Net Revenues	5,839	6,524	6,160	-10.5%	-5.2%	11,998	13,279	-9.6%
EBITDA	1,617	1,435	1,723	12.7%	-6.1%	3,340	3,201	4.3%
EBITDA Margin (%)	27.7%	22.0%	28.0%	5.7 p.p.	-0.3 p.p.	27.8%	24.1%	3.7 p.p.
Routine EBITDA	1,617	1,520	1,723	6.4%	-6.1%	3,340	3,296	1.3%
Routine EBITDA Margin (%)	27.7%	23.3%	28.0%	4.4 p.p.	-0.3 p.p.	27.8%	24.8%	3.0 p.p.
Net Loss from Continuing Operations (1)	-3,303	-822	-200	302.0%	1548.4%	-3,504	-2,637	32.9%
Net Debt	44,499	41,386	40,608	7.5%	9.6%	44,499	41,386	7.5%
Available Cash	7,431	5,106	7,699	45.5%	-3.5%	7,431	5,106	45.5%
CAPEX	1,234	1,253	1,267	-1.5%	-2.6%	2,501	2,505	-0.2%

in R$ million or otherwise stated	2Q17	2Q16	1Q17	YoY	QoQ	1H17	1H16	YoY
BRAZIL
Revenue Generating Units - ('000)(2)	63,216	69,201	63,371	-8.6%	-0.2%	63,216	69,201	-8.6%
Residential	16,272	16,573	16,343	-1.8%	-0.4%	16,272	16,573	-1.8%
Personal Mobility	39,802	45,319	39,837	-12.2%	-0.1%	39,802	45,319	-12.2%
B2B	6,501	6,661	6,550	-2.4%	-0.8%	6,501	6,661	-2.4%
Public Telephones	641	648	641	-1.2%	-0.1%	641	648	-1.2%
Total Net Revenues(2)	5,792	6,323	6,066	-8.4%	-4.5%	11,858	12,861	-7.8%
Net Service Revenues(3)	5,733	6,256	6,009	-8.4%	-4.6%	11,742	12,736	-7.8%
Residential	2,227	2,368	2,354	-6.0%	-5.4%	4,581	4,716	-2.9%
Personal Mobility	1,814	1,872	1,890	-3.1%	-4.0%	3,704	3,840	-3.6%
Customer (3)	1,713	1,733	1,748	-1.2%	-2.0%	3,462	3,512	-1.4%
B2B	1,627	1,914	1,703	-15.0%	-4.5%	3,330	3,984	-16.4%
Net Customer Revenues(4)	5,573	6,008	5,794	-7.3%	-3.8%	11,366	12,167	-6.6%
Routine EBITDA	1,601	1,444	1,692	10.8%	-5.4%	3,293	3,130	5.2%
Routine EBITDA Margin (%)	27.6%	22.8%	27.9%	4.8 p.p.	-0.3 p.p.	27.8%	24.3%	3.4 p.p.
CAPEX	1,229	1,215	1,227	1.1%	0.2%	2,455	2,419	1.5%
Routine EBITDA - CAPEX	372	229	465	62.4%	-20.1%	837	711	17.8%

(1) 2Q16 data were restated as explained in the Disclaimer section of this document.

(2) In 4Q16, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), as it believes this new breakdown better reflects how the businesses are managed. Historical revenue and RGU figures were adjusted in order to reflect this change. To see the reclassified historical data, please refer to the Additional Information section of this document.

(3) Excludes handset revenues.

(4) Excludes handset and network usage revenues.

OPERATING RESULTS

Net Revenues

Table 1 – Breakdown of Net Revenues

	Quarter					Half Year			Weight %
R$ million	2Q17	2Q16	1Q17	YoY	QoQ	1H17	1H16	YoY	2Q17	2Q16
Consolidated Total Net Revenues	5,839	6,524	6,160	-10.5%	-5.2%	11,998	13,279	-9.6%	100%	100%
Brazil (1)	5,792	6,323	6,066	-8.4%	-4.5%	11,858	12,861	-7.8%	99.2%	96.9%
Residential	2,227	2,368	2,354	-6.0%	-5.4%	4,581	4,716	-2.9%	38.1%	36.3%
Personal Mobility	1,872	1,938	1,947	-3.4%	-3.8%	3,819	3,964	-3.7%	32.1%	29.7%
Service	1,814	1,872	1,890	-3.1%	-4.0%	3,704	3,840	-3.6%	31.1%	28.7%
Customer	1,713	1,733	1,748	-1.2%	-2.0%	3,462	3,512	-1.4%	29.3%	26.6%
Network Usage	100	138	141	-27.4%	-28.9%	242	328	-26.2%	1.7%	2.1%
Sales of handsets, SIM cards and others	58	66	57	-11.5%	3.2%	115	124	-7.4%	1.0%	1.0%
B2B	1,627	1,914	1,703	-15.0%	-4.5%	3,331	3,984	-16.4%	27.9%	29.3%
Other services	65	103	62	-36.4%	5.0%	127	197	-35.1%	1.1%	1.6%
Others	47	202	94	-76.6%	-49.7%	141	418	-66.3%	0.8%	3.1%

Brazil
Net Service Revenues	5,733	6,256	6,009	-8.4%	-4.6%	11,742	12,736	-7.8%	98.2%	95.9%
Net Customer Revenues	5,573	6,008	5,794	-7.3%	-3.8%	11,366	12,167	-6.6%	95.4%	92.1%

(1) In 4Q16, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), as it believes this new breakdown better reflects how the businesses are managed. Historical revenue and RGU figures were adjusted in order to reflect this change. To see the reclassified historical data, please refer to the Additional Information section of this document.

In 2Q17, consolidated net revenues totaled R$ 5,839 million (-10.5% y.o.y. and -5.2% q.o.q.). Net revenues from Brazilian operations came to R$ 5,792 million (-8.4% y.o.y. and -4.5% q.o.q.), while net revenues from other international operations (Africa and East Timor) totaled R$ 47 million (-76.6% y.o.y. and -49.7% q.o.q.), basically due to the reduction in the interest held by one of Oi’s companies in the capital stock of Namibian telecommunications operator Mobile Telecommunications Limited in January 2017, as announced to the market on January 31, 2017.

BRAZIL

In 2Q17, net revenues from Brazilian operations totaled R$ 5,792 million, 8.4% down from 2Q16 and 4.5% lower than in the previous quarter. The y.o.y. reduction was chiefly due to the combination of (i) the cut in the regulated interconnection (MTR, TU-RL and TU-RIU) and fixed-to-mobile (VC) tariffs; (ii) the natural downward trend in fixed voice traffic; (iii) the postponement of the annual adjustment in fixed line and personal mobility bills to 3Q17; and (iv) the decline in recharges in the prepaid segment and the reduction in revenues from the B2B segment, both due to the economic downturn and the still high unemployment rate in the country. It is worth noting that these effects were partially offset by the continuous growth in pay-TV revenues.

Total net service revenues, which exclude handset revenues, stood at R$ 5,733 million in 2Q17 (-8.4% y.o.y. and -4.6% q.o.q.), while total net customer revenues, which exclude handset and network usage revenues, came to R$ 5,573 million (-7.3% y.o.y. and -3.8% q.o.q.).

OPERATING RESULTS

Residential

	2Q17	2Q16	1Q17	YoY	QoQ	1H17	1H16	YoY
Residential
Net Revenues (R$ million)(1)	2,227	2,368	2,354	-6.0%	-5.4%	4,581	4,716	-2.9%
Revenue Generating Units (RGU) - ('000)(1)	16,272	16,573	16,343	-1.8%	-0.4%	16,272	16,573	-1.8%
Fixed Line in Service	9,657	10,228	9,802	-5.6%	-1.5%	9,657	10,228	-5.6%
Fixed Broadband	5,219	5,149	5,204	1.4%	0.3%	5,219	5,149	1.4%
Pay TV	1,396	1,197	1,336	16.6%	4.5%	1,396	1,197	16.6%
ARPU Residential (R$)	76.5	77.0	79.6	-0.6%	-3.9%	78.1	76.1	2.6%

(1) In 4Q16, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), as it believes this new breakdown better reflects how the businesses are managed. Historical revenue and RGU figures were adjusted in order to reflect this change. To see the reclassified historical data, please refer to the Additional Information section of this document.

Net revenues from the Residential segment totaled R$ 2,227 million in 2Q17 (-6.0% y.o.y. and -5.4% q.o.q.), mainly due to the decline in fixed line revenues and customer base and the annual cut in regulated interconnection tariffs (TU-RL and TU-RIU) and fixed-to-mobile tariffs (VC). The annual variation this quarter was impacted by (i) the decision of Brazil’s Federal Supreme Court on the incidence of ICMS tax on the plan’s subscription that does not include franchise, resulting in the increase of gross values to the customer base (ii) the postponement of the annual adjustment in service plans aiming to mitigate the impact of new price increases in our customers’ base. 2017’s annual adjustment effect will take place on the third quarter.

In 2Q17, Oi registered 16,272 thousand RGUs in the Residential segment, in line with the previous quarter and 1.8% down from 2Q16, maintaining the trend of year-on-year slowdown of base reduction. This deceleration was due to the continued growth of gross adds in the three products of the segment, thanks to the high adherence of customers to Oi’s main convergent offer, Oi Total. This offer aims to build customer loyalty and increase the profitability of our base by offering more products to households.

Residential ARPU

Residential ARPU totaled R$ 76.5 in 2Q17, virtually in line with 2Q16 and 3.9% lower than in 1Q17, reflecting the decline in revenues explained previously.

Fixed line

Oi ended 2Q17 with 9,657 thousand fixed line customers in the Residential segment (-5.6% y.o.y. and -1.5% q.o.q.). Fixed line gross adds moved up 10.4% over 2Q16 and 1.1% over 1Q17, reaching their highest level since 2Q14.

The share of low-end offerings in fixed line gross adds continued to decline in 2Q17 (-6.5 p.p. y.o.y. and -1.1 p.p. q.o.q.), as a result of the Company’s sales efforts focused on higher-end convergent offers, such as Oi Total. This offer is appealing due to its complete and fully convergent solution, from sales to customer care and billing, at competitive prices. In 2Q17, the offer continued to grow, closing the quarter with 1.4 million customers. Additionally, Oi Total increased its share in the Residential fixed line base to 14.6% in 2Q17.

The convergent offers are designed to build customer loyalty and reduce the Company’s churn rates. For example, in 2Q17 the Oi Total Residencial (3P) offer had a churn rate 45.3% lower than the one recorded by the standalone offering, while the Oi Voz Total (OVT) convergent offer, which accounted for 11.7% of the fixed line base in the segment, recorded a churn rate 33.5% lower than that of the standalone offering.

Oi’s strategy is to build customer loyalty while increasing customer profitability. The Company has been putting effort into an organic migration from Oi Conta Total (OCT), the previous convergent offer, to Oi Total, aiming to add more products to customer bills. Consequently, in 2Q17, 55.0% of Oi Total Solução Completa (4P)’s total gross were to former OCT (3P) customers. In the quarter, Oi Total and OCT together accounted for 20.2% of the fixed base, a significant 6.3 p.p. increase over 2Q16.

Broadband

OPERATING RESULTS

The Company closed 2Q17 with 5,219 thousand fixed broadband RGUs in the Residential segment (+1.4% y.o.y. and +0.3% q.o.q.). In 2Q17, broadband gross adds grew 16.6% over 2Q16 and 2.3% over 1Q17, reaching their highest level since 4Q13. The increase in gross adds has been contributing to broadband base growth, and, consequently, the Company continued to present net adds in 2Q17 (+15 thousand RGUs in the quarter and +70 thousand RGUs in the last 12 months). Broadband penetration in households with Oi fixed line continued to grow, reaching 54.0% at the end of 2Q17 (+3.7 p.p. y.o.y. and +1.0 p.p. q.o.q.).

The result of the strategy of increasing profitability by concentrating sales on high-end offers is also demonstrated in the decrease of the share of low-end broadband offers in gross adds, which maintained the downward trend (-5.1 p.p. y.o.y. and -1.0 p.p. q.o.q.). Also, the availability of higher broadband speed enabled by VDSL technology (broadband with speeds of up to 35 Mbps) has been boosting Oi Total sales, increasing the share of high-end offers in the base.

The average speed of broadband customers reached 7.5 Mbps at the end of 2Q17 (+24.1% y.o.y. and +5.0% q.o.q.). The share of RGUs with speeds starting at 5 Mbps increased 8.9 p.p. over 2Q16 to 74.3%, while the share of RGUs with speeds starting at 10 Mbps grew 11.6 p.p. to 49.2% in the same period. Meanwhile, the share of RGUs with speeds starting at 15 Mbps moved up 10.3 p.p. over 2Q16 to 18.2% this quarter. The average speed of gross adds reached 9.8 Mbps (+23.1% y.o.y. and +2.5% q.o.q.). In 2Q17, 85.3% of gross adds had speeds starting at 5 Mbps (+4.7 p.p. y.o.y.), 65.3% had speeds starting at 10 Mbps (+7.7 p.p. y.o.y.) and 38.9% had speeds starting at 15 Mbps (+24.1 p.p. y.o.y.). These increases confirm the Company’s focus on structural network investments that enables the offer of higher speeds in order to attract new customers and increase the average speed of its current base, thus improving the customer experience.

At the end of July 2017, the Company launched Oi Total Play, an offer that combines fixed line with unlimited calls to any fixed line phone, up to 15 mega broadband, a wi-fi modem and an extensive on demand video content. This offer is pioneer in the Brazilian market, since it provides video content that can be accessed by various devices, using the Oi Play platform, without the need to hire a pay TV package. Oi Total Play adds value to broadband and reinforces the Company's strategy to grow in the residential services market while advancing its digital transformation process.

Pay TV

Oi closed 2Q17 with 1,396 thousand pay-TV RGUs in the Residential segment, accelerating its growth rate in both annual (+2.2% in 2Q16, +7.7% in 3Q16, +11.6% in 4Q16, +14.4% in 1Q17 and +16.6% in 2Q17) and sequential terms (+3.5% in 4Q16, +3.6% in 1Q17 and +4.5% in 2Q17). As a result, Oi’s share of the total pay-TV market increased from 6.3% in May 2016 to 7.5% in May 2017, and it is worth highlighting that Oi was the operator with the best performance in this market in the annual comparison. Oi TV has been playing an important role in the convergence strategy for the Residential segment and, thanks to its distinction, has contributed to the success of Oi Total, the Company’s main convergent offer.

In line with the other Residential products, Oi TV has also been recording consistent growth in gross adds, with a significant increase of 24.7% over 2Q16 and 5.8% over 1Q17, while the churn rate fell 0.3 p.p. and 0.2 p.p. in the same comparisons. As a result, net adds totaled 60 thousand RGUs in the quarter and 199 thousand RGUs in twelve months. It is worth noting that Oi was the operator with the highest growth in the pay-TV market among the major economic groups between May 2016 and May 2017.

Oi TV’s penetration in households with Oi fixed line continued to grow, reaching 14.5% in 2Q17 (+2.8 p.p. y.o.y. and +0.8 p.p. q.o.q.). Thanks to Oi TV’s superior quality and the strong sales performance of Oi Total, the share of high-end offers in the total offers increased 3.4 p.p. y.o.y. to 29.0%.

Oi TV offers a full content, with high-definition channels (including open channels) in all its plans and the most complete offer provides up to 184 channels, 62 of which are in HD. It also offers services like PenVR (content recording and live/pause service via pen drive available in any plan) and iPPV (purchase of Pay-Per-View events by remote control), as well as TV Everywhere, a service that allows customers to watch content from 46 channels, including 27 with live content and more than 30 thousand on-demand titles, in any device (smartphone, tablet or PC) connected to the Internet at no additional cost. TV Everywhere, which includes the Oi Play virtual platform, reinforces Oi’s positioning in providing more user autonomy and a better customer experience through the digitalization of services.

OPERATING RESULTS

In order to cater to the different user profiles, the Company also offers a prepaid service for Oi TV, in which customers have the option to share the credits between their mobile phones and pay TV, with a choice between biweekly or monthly recharges (beginning at R$ 29.90 and R$ 54.90, respectively), which can be paid by credit card or through sharing the customer’s mobile credits.

Personal Mobility

	2Q17	2Q16	1Q17	YoY	QoQ	1H17	1H16	YoY
Personal Mobility
Net Revenues (R$ million)(1)	1,872	1,938	1,947	-3.4%	-3.8%	3,819	3,964	-3.7%
Service	1,814	1,872	1,890	-3.1%	-4.0%	3,704	3,840	-3.6%
Customer (2)	1,713	1,733	1,748	-1.2%	-2.0%	3,462	3,512	-1.4%
Network Usage	100	138	141	-27.4%	-28.9%	242	328	-26.2%
Sales of handsets, SIM cards and others	58	66	57	-11.5%	3.2%	115	124	-7.4%
Revenue Generating Units (RGU) - ('000)(1)	39,802	45,319	39,837	-12.2%	-0.1%	39,802	45,319	-12.2%
Prepaid Plans	32,963	38,299	32,957	-13.9%	0.0%	32,963	38,299	-13.9%
Postpaid Plans (3)	6,839	7,020	6,880	-2.6%	-0.6%	6,839	7,020	-2.6%

(1) In 4Q16, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), as it believes this new breakdown better reflects how the businesses are managed. Historical revenue and RGU figures were adjusted in order to reflect this change. To see the reclassified historical data, please refer to the Additional Information section of this document.

(2) Excludes handset and network usage revenues.

(3) Includes postpaid plans, Oi Controle, bundled mobile services and 3G (mini-modem).

Net revenues from the Personal Mobility segment totaled R$ 1,872 million in 2Q17, a 3.4% y.o.y. reduction, lower than the annual declines reported in the last few quarters. Net revenues fell 3.8% compared with the previous quarter. These variations in net revenues were mainly due to (i) the reduction in the volume of recharges in the prepaid segment, influenced by the still high unemployment rate in the quarter; and (ii) the reduction in network usage revenues, as a result of the annual cuts in interconnection tariffs (MTR) in February 2016 and February 2017.

In 2Q17, customer revenues, which exclude interconnection and handset revenues, totaled R$ 1,713 million, 1.2% down from 2Q16. Revenues from the postpaid + control segment continued to grow year on year, climbing 4.1% over 2Q16 (excluding long-distance revenues). This effect was partially offset by the annual decline in prepaid revenues, which fell 1.9% (also excluding long-distance revenues). This segment was heavily impacted by the adverse macroeconomic scenario and, mainly, the still high unemployment rate, which discouraged prepaid customers from recharging. On the other hand, there was a lower sequential reduction in prepaid revenues (-1.1% in 2Q17, versus -3.8% in 1Q17), driven by Oi Livre’s overhaul at the beginning of 2Q17, with the availability of innovative digital tools.

In 2Q17, data revenues climbed 14.1% y.o.y. and 2.9% q.o.q. to R$ 974 million. This amount accounted for 56.9% of total customer revenues in the quarter (+7.6 p.p. y.o.y. and +2.7 p.p. q.o.q.), thanks to the higher penetration of smartphones in the customer base and the focus on high-end offers and Oi Livre, Oi Mais and Oi Mais Controle, which feature more extensive data allowances and the possibility of exchanging voice minutes for data in Oi Livre and Oi Mais Controle.

Network usage revenues fell 27.4% y.o.y. and 28.9% q.o.q. to R$ 100 million in 2Q17, mainly due to the regulated MTR cuts. In February 2016, interconnection tariffs (MTR) declined to R$ 0.09317, R$ 0.10309 and R$ 0.11218 in Regions I, II and III, respectively. In February 2017, these same tariffs fell to R$ 0.04928, R$ 0.05387 and R$ 0.06816 in Regions I, II and III, respectively. Based on the future cuts approved by ANATEL, MTR tariffs will be as follows: (i) in 2018: R$ 0.02606, R$ 0.02815 and R$ 0.04141; and (iii) in 2019: R$ 0.01379, R$ 0.01471 and R$ 0.02517 in Regions I, II and III, respectively.

Handset revenues totaled R$ 58 million in 2Q17, -11.5% y.o.y. but a quarter over quarter growth of 3.2%, and smartphones accounted for 100% of sales in the quarter. In 2Q17, the penetration of 3G and 4G handsets in the base increased 15.0 p.p. over 2Q16, while the penetration of 4G handsets grew 19.0 p.p. in the same period.

OPERATING RESULTS

Oi closed 2Q17 with 39,802 thousand RGUs in the Personal Mobility segment, 12.2% down y.o.y. and in line with 1Q17. In 2Q17, net disconnections totaled approximately 35 thousand, comprising 41 thousand net disconnections in the postpaid segment, partially offset by 6 thousand net additions in the prepaid segment, a sign of recovery in the segment.

Oi’s mobile customer base (Personal Mobility + B2B) totaled 42,053 thousand RGUs in 2Q17, 39,802 thousand of which in the Personal Mobility segment and 2,251 thousand in the B2B segment. Gross additions totaled 4.3 million, while net disconnections came to 46 thousand in 2Q17.

Prepaid

The prepaid customer base came to 32,963 thousand RGUs in 2Q17, 13.9% down y.o.y., impacted by the adverse macroeconomic environment in 2017 and high unemployment rates in the country (13,0% as of June 2017, 1,7 p.p. more than in June 2016). However, at the close of 2Q17, prepaid ARPU was 12.5% higher than in the same period last year, thanks to the increase in data revenues, reflecting the improvement in the customer base profile.

Compared with 1Q17, the prepaid customer base remained stable, as did recharge volume per business day and the recharger base (number of active prepaid customers who make recharges), thanks to (i) the sequential reduction in the unemployment rate (0.7 p.p. from 1Q17) and (ii) adjustments, in April 2017, to the Oi Livre offer, which, besides featuring an extensive data allowance and a single tariff for calls to any operator anywhere in the country (all-net model), has an unprecedented functionality that allows customers to choose whether they will use voice minutes or data directly on the Minha Oi app, with no exchange limits or additional costs. This functionality was developed to adjust to users’ different profiles and needs, offering more practicality and independence by providing digital tools that allow them to satisfy their demands more quickly and with greater autonomy, therefore improving the customer experience.

At the end of the quarter, Oi Livre accounted for 55% of the total prepaid base (versus 50% in 1Q17), with an average ticket 20.8% higher than that of other offers.

Postpaid

Oi closed the quarter with 6,839 thousand RGUs in the postpaid segment, 2.6% down from 2Q16 and virtually in line with 1Q17, accounting for 17.2% of the total Personal Mobility customer base, versus 15.5% in 2Q16. Postpaid ARPU (excluding MTR) remained flat compared with 2Q16, due to the increase in data revenues and the focus on increasing customer profitability through higher-end offerings.

The main offers in the postpaid segment are Oi Mais and Oi Mais Controle, which feature more extensive data allowances, as well as minute allowances to call any operator anywhere in the country. In April 2017, Oi extended to Oi Mais Controle the option available for Oi Livre to choose between the use of voice minutes or data directly on the Minha Oi app.

At the end of 2Q17, Oi Mais and Oi Mais Controle accounted for 49% of the total postpaid + control base (versus 45% at the end of 1Q17). ARPU from Oi Mais customers was 20% higher than that of customers of other plans, while ARPU from Oi Mais Controle customers was 18% higher, underlining the new offers’ success in increasing customer profitability.

2G, 3G and 4G LTE Coverage

Oi’s 2G coverage reached 3,407 municipalities in 2Q17 (93% of the country’s urban population), while 3G coverage reached 1,494 municipalities (+2.0% y.o.y.), or 80% of the Brazilian urban population.

At the end of 2Q17, 4G LTE coverage reached 286 municipalities, or 63% of Brazil’s urban population, 12 p.p. more than in 2Q16.

Oi is working in partnership with other operators to share the 4G network in order to optimize its investments and reduce costs while seeking to consistently improve the quality of services and customer experience. The efforts to improve its 3G and 4G

OPERATING RESULTS

network capacity and coverage quality have allowed consistent growth of data traffic in the network, meeting the growing demand for data while consistently improving ANATEL’s network quality metrics.

Mobile ARPU

In 2Q17, mobile ARPU stood at R$ 15.4, 7.4% up on 2Q16. Excluding interconnection revenues, mobile ARPU increased 9.4% over 2Q16.

Since 4Q16, the Company has been reporting mobile ARPU excluding revenues from traffic between Oi’s mobile and fixed line divisions (intercompany), but including revenues from mobile long-distance calls in total mobile service revenues (Personal Mobility + B2B). This amount is then divided by the average customer base (Personal Mobility + B2B) to calculate the Company’s mobile ARPU.

B2B

	2Q17	2Q16	1Q17	YoY	QoQ	1H17	1S16	YoY
B2B
Net Revenues (R$ million)(1)	1,627	1,914	1,703	-15.0%	-4.5%	3,331	3,984	-16.4%
Revenue Generating Units (RGU) - ('000)(1)	6,501	6,661	6,550	-2.4%	-0.8%	6,501	6,661	-2.4%
Fixed	3,696	3,831	3,727	-3.5%	-0.8%	3,696	3,831	-3.5%
Broadband	542	561	547	-3.5%	-1.0%	542	561	-3.5%
Mobile	2,251	2,256	2,263	-0.2%	-0.5%	2,251	2,256	-0.2%
Pay TV	13	12	14	6.8%	-8.1%	13	12	6.8%

(1) In 4Q16, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), as it believes this new breakdown better reflects how the businesses are managed. Historical revenue and RGU figures were adjusted in order to reflect this change. To see the reclassified historical data, please refer to the Additional Information section of this document.

(2) Includes postpaid plans, Oi Controle, bundled mobile services and 3G (mini-modem).

Net revenues in the B2B segment amounted to R$ 1,627 million in 2Q17, 15.0% lower than in 2Q16, due to the cut in regulated interconnection (MTR) and fixed-to-mobile (VC) tariffs, reduction of voice traffic as well as the adverse economic scenario in the country, with customers and governments trying to reduce costs, and agencies and points of sale closing.

Despite the adverse macroeconomic scenario at the moment, the B2B segment continues investing in improving the quality of services, with a positive impact on customer satisfaction. The average installation time fell 3.6% for large companies and 27.0% for SMEs, while the volume of billing complaints declined 48.1% for large companies and 37.6% for SMEs, all in the annual comparison. The Company is also investing in innovative IT solutions in the Corporate segment, such as cloud services, datacenter, big data, analytics, internet of things (IoT), information security and digital services, in order to increase non-voice revenue and stand out from its competitors.

The Company recorded 6,501 thousand RGUs in the B2B segment in 2Q17 (-2.4% y.o.y. and -0.8% q.o.q.).

Corporate

The economic slowdown in Brazil has been directly impacting Oi’s Corporate segment, as customers have demanded cost reductions or closed points of sale, and federal, state and municipal governments, which account for a significant share of Oi’s Corporate revenues, have reduced contracts, investments and new projects, as a result of the financial crisis in the public sector.

In order to mitigate the negative effects of the economic downturn, the Corporate segment has been reducing its dependence on fixed voice services, which have been losing their appeal in the corporate market, and migrating to higher margin services. Between 2013 and 2017, the share of fixed voice in Corporate revenues fell from 43% to 29%. The share of non-voice services, including data, IT and value-added services, reached 70% in the second quarter.

OPERATING RESULTS

SMEs

Brazilian small and medium enterprises are being affected by the economic crisis, with greater credit restrictions and business closures. As a result, the SMEs segment has been recording a decline in revenues and base. It is worth noting, however, the improvement in operational indicators, such as average installation time (-27.0% versus 2Q16), average repair time (-22.1% versus 2Q16) and volume of billing complaints (-37.6% versus 2Q16).

The Company has been focusing on the simplification of the offer portfolio, the broadband up-selling strategy and digitalization, with a positive impact on customer retention and profitability, as well as the customer experience.

This segment’s main offer is Oi Mais Empresas, featuring mobile plans with 4G data and fixed line at a fixed monthly fee (flat fee model), which allows for increased cash flow predictability. At the end of 2Q17, this offer represented 40% of the fixed line customer base and 40% of the mobile customer base of this segment. In addition, ARPU of fixed line and mobile gross adds climbed 53.6% and 48.1%, respectively, over 2Q16.

This offer features the Oi Mais Empresas app, which offers a fully digital customer service channel that allows customers to acquire services, contract plan upgrades, make complaints and request bill copies and repairs, among others, all via smartphone. More than 765 thousand terminals of small and medium enterprises have adhered to the new offering portfolio and are benefiting from the app, which has a user satisfaction level of 89%, 97% of requests completed within the deadline and a Net Promoter Score (which measures the percentage of customers who would recommend Oi to other companies) of 65%.

OPERATING RESULTS

Operating Costs and Expenses

Table 2 – Breakdown of Operating Costs and Expenses

R$ million	2Q17	2Q16	1Q17	YoY	QoQ	1H17	1H16	YoY
Operating Costs and Expenses
Brazil	4,191	4,878	4,374	-14.1%	-4.2%	8,565	9,731	-12.0%
Personnel	605	721	642	-16.1%	-5.8%	1,248	1,378	-9.5%
Interconnection	170	215	231	-20.7%	-26.1%	401	562	-28.7%
Third-Party Services	1,557	1,577	1,557	-1.3%	0.0%	3,113	3,092	0.7%
Network Maintenance Service	331	506	281	-34.7%	17.7%	612	984	-37.9%
Handset Costs/Other (COGS)	34	51	73	-33.6%	-53.5%	107	113	-5.5%
Marketing	106	131	61	-19.0%	73.3%	167	218	-23.4%
Rent and Insurance	1,060	1,060	1,061	0.0%	-0.1%	2,121	2,144	-1.1%
Provision for Contingencies	93	290	110	-67.8%	-15.1%	203	494	-59.0%
Provision for Bad Debt	185	164	159	13.2%	16.3%	345	290	18.6%
Taxes and Other Expenses (Revenues)	50	164	199	-69.8%	-75.2%	249	454	-45.2%
Others	31	126	63	-75.4%	-50.8%	94	253	-62.9%
Routine OPEX	4,222	5,004	4,437	-15.6%	-4.8%	8,658	9,983	-13.3%

In 2Q17, consolidated routine opex, including international operations, came to R$ 4,222 million, a 15.6% down from 2Q16 and 4.8% lower than in 1Q17. Routine opex in Brazilian operations totaled R$ 4,191 million in 2Q17 (14.1% down y.o.y. and 4.2% down q.o.q.). Considering inflation (IPCA) of 3.0% in the last twelve months, this result corresponded to a decrease of almost 17% in real terms compared to 2Q16. It is important to highlight that his reduction in costs and expenses occurs along with the improvement of operational and quality indicators and a substantially better customer experience.

Personnel

In 2Q17, personnel costs and expenses in Brazil totaled R$ 605 million, 16.1% lower than in 2Q16, mainly due to the actions to increase operational efficiency, with emphasis on the absorption of operations of network service providers, as well as greater productivity in the management of the workforce. In relation to 1Q17, these expenses decreased 5.8% due to the continuity of synergies and operational improvements.

Interconnection

Interconnection costs in Brazil came to R$ 170 million, 20.7% down y.o.y. and 26.1% lower q.o.q., chiefly due to the interconnection (MTR, TU-RL and TU-RIU) tariff cuts in February 2016 and 2017, partially offset by the increase in  traffic volume.

Third-party Services

In 2Q17, costs and expenses related to third-party services in Brazilian operations totaled R$ 1,557 million, in line with the previous quarter and 1.3% lower than in 2Q16, thanks to lower electricity and call center expenses, partially offset by higher sales commission expenses. The reduction in call center expenses was the result of several efficiency initiatives. In 2016, Oi implemented a customer service quality model based on competition between Oi’s call center providers for higher traffic shares, granted based upon proven service quality. This model encourages all players to improve service quality. In addition, Oi launched the Cuidar do Cliente (Caring for the Customer) program, with the purpose of promoting a cultural change from serving to caring, with training initiatives, tools, process improvements and proactive actions based on customers’ voice. These initiatives have resulted in annual improvements in several indicators, including an 11% drop in customer service costs, a 24% decline in the volume of repeated calls and a 12% increase in customer satisfaction.

Network Maintenance Services

OPERATING RESULTS

Network maintenance service costs and expenses in Brazil totaled R$ 331 million in 2Q17, 34.7% down y.o.y., due to more efficient field operations focused on increase productivity and preventive actions. The improvement in these quality indicators reinforces the Company’s success in reducing costs, while improving the quality of services. For example, the average waiting time for problem resolution fell 33.3%, rework rate in 30 days decreased 20.8% and the average time until installation dropped 31.1%, all in the comparison between 2Q16 and 2Q17. The improvement in service quality was reflected in the 28.6% reduction in complaints to ANATEL for technical reasons.

Compared with 1Q17, network maintenance service costs and expenses in Brazil grew 17.7% due to the occurrence of seasonal events such as rainfall in North and South regions of the country, which resulted in higher maintenance expenses.

Handset Costs/Other (COGS)

In 2Q17, handset costs in Brazilian operations amounted to R$ 34 million, a reduction of R$ 17 million versus 2Q16 and a reduction of R$ 39 million in relation to 1Q17, which reflects the lower volume of handsets sales.

Marketing

Marketing expenses totaled R$ 106 million in 2Q17, 19.0% lower than in 2Q16, when the Company launched the Oi Total brand. In the sequential comparison, these costs grew 73.3% due to the campaigns for mother’s day and Oi Total 4P.

Rent and Insurance

Rent and insurance expenses in Brazilian operations totaled R$ 1,060 million in 2Q17, in line with both 2Q16 and 1Q17.

Provision for Contingencies

The provision for contingencies in Brazilian operations totaled R$ 93 million in 2Q17, down by a hefty 67.8% y.o.y. and 15.1% q.o.q., basically due to the lower number of claims in the JEC (Small Claims Court) and the reduction in the average claim amount, also in the JEC.

Provision for Bad Debt

The provision for bad debt came to R$ 185 million in 2Q17 (+13.2% y.o.y. and +16.3% q.o.q.), impacted by the increase in consumer default rates as a result of the Brazilian macroeconomic scenario. The provision for bad debt represented 3.2% of net revenues from Brazilian operations in the quarter, 0.6 p.p. more than in 2Q16.

OPERATING RESULTS

EBITDA

Table 3 – EBITDA and EBITDA margin

	2Q17	2Q16	1Q17	YoY	QoQ	1H17	1H16	YoY
Oi S.A.
EBITDA (R$ million)	1,617	1,435	1,723	12.7%	-6.1%	3,340	3,201	4.3%
Brazil	1,601	1,360	1,692	17.8%	-5.4%	3,293	3,035	8.5%
Others	16	76	31	-78.6%	-47.5%	47	166	-71.5%
EBITDA Margin (%)	27.7%	22.0%	28.0%	5.7 p.p.	-0.3 p.p.	27.8%	24.1%	3.7 p.p.
Non-routine Items	0	-85	0	-100.0%	n.m.	0	-95	-100.0%
Routine EBITDA (R$ million)	1,617	1,520	1,723	6.4%	-6.1%	3,340	3,296	1.3%
Brazil	1,601	1,444	1,692	10.8%	-5.4%	3,293	3,130	5.2%
Others	16	76	31	-78.6%	-47.5%	47	166	-71.5%
Routine EBITDA Margin (%)	27.7%	23.3%	28.0%	4.4 p.p.	-0.3 p.p.	27.8%	24.8%	3.0 p.p.
Brazil	27.6%	22.8%	27.9%	4.8 p.p.	-0.3 p.p.	27.8%	24.3%	3.4 p.p.
Others	34.5%	37.6%	33.0%	-3.2 p.p.	1.4 p.p.	33.5%	39.6%	-6.1 p.p.

In 2Q17, consolidated routine EBITDA totaled R$ 1,617 million, 12.7% up y.o.y. and 6.1% down q.o.q. Routine EBITDA from Brazilian operations amounted to R$ 1,601 million in 2Q17, a 10.8% increase over 2Q16, thanks to the Company’s operational efficiency initiatives, focused on sustainable cost reduction. In the sequential comparison, routine EBITDA from Brazilian operations fell 5.4%. The routine EBITDA margin in Brazilian operations stood at 27.6% (+4.8 p.p. y.o.y. and -0.3 p.p. q.o.q.).

Routine EBITDA from other international operations (Africa and East Timor) totaled R$ 16 million in 2Q17 (-78.6% y.o.y. and -47.5% q.o.q.), due to the reduction in the interest held by one of Oi’s companies in the capital stock of Namibian telecom operator Mobile Telecommunications Limited in January 2017, pursuant to the notice to the market disclosed on January 31, 2017.

Capex

Table 4 – Capex

R$ million	2Q17	2Q16	1Q17	YoY	QoQ	1H17	1H16	YoY
Capex
Brazil	1,229	1,215	1,227	1.1%	0.2%	2,455	2,419	1.5%
Others	5	38	40	-86.9%	-87.7%	45	86	-47.6%
Total	1,234	1,253	1,267	-1.5%	-2.6%	2,501	2,505	-0.2%

In 2Q17, the Company’s consolidated investments, considering the international operations, totaled R$ 1,234 million        (-1.5% y.o.y. and -2.6% q.o.q.). Capex in Brazilian operations came to R$ 1,229 million, in line with the previous quarter and 1.1% up on 2Q16

Investments remain concentrated in structural plans to support quality and the Company’s future development. Thus, Oi continues investing in the modernization and expansion of IT and network capacity, in order to enable the launch of new offers, creating more value for the business.

The Company also continues developing 3G and 4G mobile networks, as well as the transport backbone, at the same it is implementing a number of actions to modernize and optimize the access network capacity.

OPERATING RESULTS

As a result, Oi has supported the growth of data traffic in fixed and mobile networks, while providing a better user experience to customers.

Operational Cash Flow (Routine EBITDA – Capex)

Table 5 - Operational Cash Flow

R$ million	2Q17	2Q16	1Q17	YoY	QoQ	1H17	1H16	YoY
Oi S.A.
Routine EBITDA	1,617	1,520	1,723	6.4%	-6.1%	3,340	3,296	1.3%
Capex	1,234	1,253	1,267	-1.5%	-2.6%	2,501	2,505	-0.2%
Routine Operational Cash Flow (EBITDA - Capex)	383	267	456	43.4%	-16.0%	839	790	6.2%

Table 6 - Operational Cash Flow from Brazilian Operations

R$ million	2Q17	2Q16	1Q17	YoY	QoQ	1H17	1H16	YoY
Oi S.A.
Routine EBITDA	1,601	1,444	1,692	10.8%	-5.4%	3,293	3,130	5.2%
Capex	1,229	1,215	1,227	1.1%	0.2%	2,455	2,419	1.5%
Routine Operational Cash Flow (EBITDA - Capex)	372	229	465	62.4%	-20.1%	837	711	17.8%

Consolidated routine operational cash flow (routine EBITDA minus Capex) totaled R$ 383 million in 2Q17, 43.4% up y.o.y. and 16.0% down q.o.q. Routine EBITDA minus Capex in Brazilian operations totaled R$ 372 million in 2Q17, 62.4% up y.o.y., due to the significant 10.8% increase in routine EBITDA from Brazilian operations, and 5.4% down q.o.q.

Depreciation / Amortization

In 2Q17, depreciation and amortization expenses came to R$ 1,413 million (-11.1% y.o.y. and -7.0% q.o.q.).

Table 7 – Depreciation and Amortization(1)

R$ million	2Q17	2Q16	1Q17	YoY	QoQ	1H17	2015	YoY
Depreciation and Amortization
Total	1,413	1,588	1,519	-11.1%	-7.0%	2,932	3,220	-9.0%

(1) 2Q16 data were restated as explained in the Disclaimer section of this document.

FINANCIAL RESULTS

Financial Results

Table 8 – Financial Results (Oi S.A. Consolidated)

R$ million	2Q17	2Q16	1Q17	1H17	1H16
Oi S.A. Consolidated
Net Interest (on fin. investments and loans and financing)	(833)	(798)	(589)	(1,422)	(1,657)
Net FX Result (on fin. investments and loans and financing)	(2,634)	2,299	696	(1,938)	1,569
Other Financial Income / Expenses	(1,513)	(879)	(223)	(1,736)	(1,193)
Net Financial Income (Expenses)	(4,981)	622	(115)	(5,096)	(1,280)

In 2Q17, Oi S.A. recorded a net financial expense of R$ 4,981 million, versus an expense of R$ 115 million in 1Q17 and income of R$ 622 in 2Q16. The differences between the quarters are mainly caused by the exchange variation at the end of each period, as the hedging transactions were settled in 2Q16 and the financial result are subject to exchange rate fluctuations.

In this sense, this performance was chiefly due to the financial expense recorded under “Net FX result”, explained by the depreciation of the Real against the Dollar (4.41%) and the Euro (11.37%) versus 1Q17, resulting in a negative impact of the exchange variation on debt in foreign currency. It is worth noting that the Real appreciated against these currencies in 1Q17, resulting in foreign exchange gains. The 2Q16 financial result was also positively impacted by the substantial appreciation of the Real against the Euro (12.64%) and the Dollar (9.81%), which resulted in financial income in 2Q16, after the close of hedge operations.

“Other Financial Income / Expenses” also contributed to the negative financial result in the quarter, totaling an expense of R$ 1,513 million in 2Q17, a variation of R$ 1,291 versus 1Q17. This increase was mainly due to higher interest expenses on other liabilities after Oi joined the REFIS tax refinancing program, in May 2017, with an impact of approximately R$ 800 million on financial expenses, as well as higher monetary variation expenses on contingencies in 2Q17.

FINANCIAL RESULTS

Net Earnings (Loss)

Table 9 – Net Earnings (Loss) (Oi S.A. Consolidated)(1)

R$ million	2Q17	2Q16	1Q17	YoY	QoQ
Net Earnings (Loss)
Earnings before interest and taxes (EBIT)	205	-153	204	-233.8%	0.5%
Financial Results	-4,981	622	-115	-900.3%	4221.2%
Income Tax and Social Contribution	1,473	-1,291	-289	-214.1%	-610.1%
Net Loss from Continuing Operations	-3,303	-822	-200	302.0%	1548.4%
Net Results from Discontinued Operations	0	0	0	n.m.	n.m.
Consolidated Net Loss	-3,303	-822	-200	302.0%	1548.4%
attributable to owners of the Company	-3,272	-659	-200	396.6%	1534.7%
attributable to non-controlling interests	-31	-163	0	-80.8%	13214.8%

(1) 2Q16 data were restated as explained in the Disclaimer section of this document.

In the quarter, the Company's operating earnings before the financial result and taxes (EBIT) was a positive R$ 205 million, versus a negative R$ 153 million in 2Q16, due to higher EBITDA combined with an 11.1% decline in depreciation and amortization this quarter. The financial result was a negative R$ 4,981 million, as explained above, with an impact on the consolidated net result, which came to a net loss of R$ 3,303 million.

DEBT & LIQUIDITY

Debt & Liquidity

Table 10 - Debt

R$ Million	Jun/17	Jun/16	Mar/17	% Gross Debt
Debt
Short Term	51,930	46,492	48,308	100.0%
Long Term	0	0	0	0.0%
Total Debt	51,930	46,492	48,308	100.0%
In Local Currency	14,197	12,625	13,847	27.3%
In Foreign Currency	37,628	33,986	34,356	72.5%
Swaps	105	-119	105	0.2%
(-) Cash	-7,431	-5,106	-7,699	-14.3%
(=) Net Debt	44,499	41,386	40,608	85.7%

Oi S.A. ended 2Q17 with consolidated gross debt of R$ 51,930 million (+7.5% q.o.q. and +11.7% y.o.y.). The increase in both comparisons was mainly driven by the interest accrual effect and the depreciation of the Real against the Dollar (4.41% q.o.q. and 3.07% y.o.y.) and the Euro (11.37% q.o.q. and 6.60% y.o.y.). It is worth noting that, since the request for judicial reorganization, on June 20, 2016, no payments of interest or principal amortization of the Company's debts were made.

At the end of 2Q17, net debt stood at R$ 44,499 million, 9.6% up q.o.q., mainly driven by the increase in gross debt, as explained above, and the 3.5% q.o.q. reduction in cash, as a result of the increase in working capital and the payment of regulatory obligations in the period. Compared with the same quarter last year, net debt grew 7.5%, due to the increase in gross debt, despite the positive operational cash generation in the period.

DEBT & LIQUIDITY

Table 11 – Cash Position (Brazilian operations)

R$ Million
1Q17 Cash Position	7,699
Routine EBITDA	1,601
Capex	-1,229
Working capital	-332
Anatal fees	-157
Judicial deposits + taxes	-267
Financial operations	116
2Q17 Cash Position	7,431

Table 12 – Gross Debt Breakdown

R$ Million
Gross Debt Breakdown	2Q17
Int'l Capital Markets	33,650
Local Capital Markets	4,704
Development Banks and ECAs	9,444
Commercial Banks	4,373
Hedge and Borrowing Costs	-242
Total Gross Debt	51,930

Additional Information

Historical Reclassified Net Revenues and Revenue Generating Units (RGUs)

In 4Q16, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), as it believes this new breakdown better reflects how the businesses are managed. Historical revenue and RGU figures were adjusted in order to reflect this change. The historical reclassified data are shown in the tables below:

	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13
Residential
Net Revenues (R$ million)(1)	2,227	2,354	2,315	2,345	2,368	2,348	2,337	2,393	2,406	2,436	2,407	2,380	2,428	2,487	2,538	2,565	2,580	2,550
Revenue Generating Units (RGU) - ('000)(1)	16,272	16,343	16,425	16,498	16,573	16,620	16,780	17,034	17,329	17,719	18,066	18,052	18,226	18,437	18,689	19,302	19,512	19,674
Fixed Line in Service	9,657	9,802	9,947	10,087	10,228	10,336	10,515	10,748	11,007	11,303	11,590	11,806	12,099	12,359	12,630	13,073	13,338	13,614
Fixed Broadband	5,219	5,204	5,188	5,164	5,149	5,115	5,109	5,127	5,151	5,197	5,241	5,223	5,248	5,255	5,235	5,317	5,272	5,223
Pay TV	1,396	1,336	1,290	1,247	1,197	1,168	1,156	1,158	1,171	1,220	1,235	1,023	879	823	824	912	902	837
ARPU Residential (R$)	76.5	79.6	77.2	77.1	77.0	75.2	73.5	73.6	72.2	71.3	68.8	66.7	66.4	66.6	65.9	65.0	64.0	62.2

	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13
Personal Mobility
Net Revenues (R$ million)(1)	1,872	1,947	1,945	1,940	1,938	2,027	2,090	2,042	2,012	2,251	2,417	2,164	2,210	2,147	2,369	2,327	2,250	2,311
Service	1,814	1,890	1,886	1,897	1,872	1,968	2,033	1,990	1,944	2,052	2,135	1,961	2,002	2,034	2,208	2,229	2,122	2,163
Customer (2)	1,713	1,748	1,730	1,754	1,733	1,779	1,814	1,773	1,751	1,792	1,791	1,629	1,677	1,635	1,718	1,676	1,591	1,592
Network Usage	100	141	156	143	138	189	219	217	193	260	344	332	324	399	490	554	532	571
Sales of handsets, SIM cards and others	58	57	59	43	66	58	56	52	68	199	281	202	208	114	161	97	128	148
Revenue Generating Units (RGU) - ('000)(1)	39,802	39,837	39,870	44,118	45,319	45,559	45,860	47,059	47,756	47,938	48,462	48,976	48,618	48,145	47,727	47,337	46,896	46,569
Prepaid Plans	32,963	32,957	32,997	37,318	38,299	38,668	39,068	40,296	40,719	40,824	41,322	41,990	41,801	41,417	41,019	40,676	40,235	39,905
Postpaid Plans (3)	6,839	6,880	6,872	6,800	7,020	6,891	6,791	6,763	7,037	7,114	7,140	6,986	6,817	6,729	6,708	6,662	6,661	6,664

	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13
B2B
Net Revenues (R$ million)(1)	1,627	1,703	1,790	1,832	1,914	2,070	1,979	1,971	2,005	2,027	2,087	2,042	2,098	2,093	2,118	2,107	2,147	2,079
Revenue Generating Units (RGU) - ('000)(1)	6,501	6,550	6,617	6,634	6,661	6,668	6,757	7,084	7,223	7,249	7,296	7,335	7,375	7,339	7,370	7,559	7,660	7,718
Fixed	3,696	3,727	3,760	3,794	3,831	3,875	3,941	4,053	4,110	4,154	4,189	4,231	4,255	4,247	4,225	4,239	4,211	4,167
Broadband	542	547	553	558	561	569	580	594	604	612	617	622	628	630	630	623	615	604
Mobile	2,251	2,263	2,290	2,270	2,256	2,211	2,223	2,424	2,497	2,470	2,478	2,472	2,485	2,456	2,511	2,698	2,834	2,946
Pay TV	13	14	13	12	12	12	12	12	13	12	12	9	7	5	4	0	0	0

Additional Information

Oi S.A. Consolidated

Income Statement - R$ million (1)	2Q17	2Q16	1Q17	1H17	1H16
Net Operating Revenues	5,839	6,524	6,160	11,998	13,279
Operating Costs and Expenses	-4,222	-5,089	-4,437	-8,658	-10,078
Personnel	-614	-745	-658	-1,272	-1,430
Interconnection	-172	-222	-233	-405	-580
Third-Party Services	-1,575	-1,622	-1,572	-3,147	-3,174
Network Maintenance Service	-331	-516	-287	-619	-1,005
Handset Costs/Other (COGS)	-36	-60	-77	-113	-134
Marketing	-106	-138	-63	-170	-231
Rent and Insurance	-1,062	-1,071	-1,065	-2,127	-2,168
Provision for Contingencies	-93	-290	-110	-203	-494
Provision for Bad Debt	-186	-164	-160	-346	-292
Taxes and Other Revenues (Expenses)	-46	-176	-211	-257	-476
Other Operating Revenues (Expenses), net	0	-85	0	0	-95
EBITDA	1,617	1,435	1,723	3,340	3,201
Margin %	27.7%	22.0%	28.0%	27.8%	24.1%
Depreciation and Amortization	-1,413	-1,588	-1,519	-2,932	-3,220
EBIT	205	-153	204	408	-19
Financial Expenses	-5,753	187	-713	-6,466	-1,994
Financial Income	772	435	598	1,370	713
Net Earnings (Loss) Before Tax and Social Contribution	-4,776	470	88	-4,688	-1,299
Income Tax and Social Contribution	1,473	-1,291	-289	1,184	-1,337
Net Earnings (Loss) from Continuing Operations	-3,303	-822	-200	-3,504	-2,637
Net Results from Discontinued Operations	0	0	0	0	0
Consolidated Net Earnings (Loss)	-3,303	-822	-200	-3,504	-2,637
Margin %	-56.6%	-12.6%	-3.3%	-29.2%	-19.9%
Profit (Loss) attributed to the controlling shareholders	-3,272	-659	-200	-3,472	-2,498
Profit (Loss) attributed to the non-controlling shareholders	-31	-163	0	-32	-138
Outstanding Shares Thousand (ex-treasury)	675,667	675,667	675,667	675,667	675,667
Earnings per share (R$)	-4.8427	-0.9751	-0.2962	-5.1389	-3.6974

(1)    The 2Q16 period was restated as explained in the Disclaimer section of this document.

Additional Information

Oi S.A. Consolidated

Balance Sheet - R$ million(1)	06/30/2017	03/31/2017	06/30/2016
TOTAL ASSETS	82,938	81,547	82,831
Current	26,375	25,846	25,074
Cash and cash equivalents	7,329	7,504	4,852
Financial investments	17	18	213
Derivatives	0	0	314
Accounts Receivable	8,566	8,734	8,765
Inventories	504	465	385
Recoverable Taxes	582	356	879
Other Taxes	1,381	1,252	1,131
Assets in Escrow	764	951	1,202
Held-for-sale Assets	4,964	4,590	5,822
Other Current Assets	2,267	1,977	1,510
Non-Current Assets	56,563	55,700	57,757
Long Term	19,090	18,446	20,047
.Recoverable and Deferred Taxes	3,562	2,896	4,880
.Other Taxes	752	707	853
.Financial investments	85	178	41
.Assets in Escrow	14,328	14,317	13,893
.Derivatives	0	0	0
.Other	362	347	380
Investments	139	137	140
Property Plant and Equipment	26,343	26,250	25,947
Intagible Assets	10,991	10,868	11,623

TOTAL LIABILITIES	82,938	81,547	82,831
Current	65,217	60,731	57,259
Suppliers	7,036	6,646	5,111
Loans and Financing	51,825	48,203	46,611
Financial Instruments	105	105	195
Payroll and Related Accruals	708	659	682
Provisions	578	692	932
Pension Fund Provision	172	159	125
Payable Taxes	350	288	277
Other Taxes	1,790	1,804	1,585
Dividends Payable	6	6	40
Liabilities associated to held-for-sale assets	673	364	520
Authorizations and Concessions Payable	12	129	62
Other Accounts Payable	1,961	1,675	1,118
Non-Current Liabilities	8,936	9,123	8,662
Loans and Financing	0	0	0
Financial Instruments	0	0	0
Other Taxes	852	1,121	993
Contingency Provisions	4,562	4,268	3,773
Pension Fund Provision	442	442	412
Outstanding authorizations	4	4	7
Other Accounts Payable	3,077	3,289	3,477
Shareholders' Equity	8,784	11,692	16,911
Controlling Interest	8,441	11,317	16,088
Minority Interest	343	375	823

(1) The balance sheet as of June 30, 2016 was restated as explained in the Disclaimer section of this document.

Additional Information

Please note

The main tables disclosed in this Earnings Release will be available in Excel format in the “Financial Information / Quarterly Reports” section of the Company’s website (www.oi.com.br/ir).

Definitions of the terms used in the Earnings Release are available in the Glossary section of the Company’s website: http://ri.oi.com.br/oi2012/web/conteudo_pt.asp?idioma=0&conta=28&tipo=44320

JUDICIAL REORGANIZATION PROCESS

Additional Information

Extension of the Stay Period

On May 16, 2017, the Company informs its shareholders and the market in general that, on May 15, 2017, the 7th Corporate Court of the Capital District of the State of Rio de Janeiro granted the extension of the stay period for 180 business days or until the General Meeting of Creditors, whichever occurs first, as well as decided upon the application of the some guidelines with respect to the ongoing lawsuits against the Company and its wholly-owned subsidiaries, direct and indirect.

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&conta=44&tipo=43754

Second List of Creditors

On May 16, 2017, the Company informs its shareholders and the market in general that the list of creditors of the Oi Companies presented by the judicial administrator before the Judicial Reorganization Court was available from this date to its shareholders and the market in general and to the Oi Companies’ creditors on the website of the judicial reorganization of Oi Companies, which can be accessed through the website of the Court of the judicial District of Rio de Janeiro.

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=244517

Publication of Public Notice of the List of Creditors

On May 29, 2017, the Company informs its shareholders and the market in general that the Public Notice of the list of creditors presented by the Brazilian Judicial Administrator before the 7th Business Court of Rio de Janeiro was published on this date and is available from this date to its shareholders, to the market in general and to creditors on the website of the judicial reorganization, and on the website of the Court of the judicial District of Rio de Janeiro. As of this date, the Company’s creditors will have (i) 10 business days to challenge the Creditors List before the Judicial Reorganization Court; and (ii) 30 business days to file objections to the judicial reorganization plan.

http://ir.oi.com.br/oi2012/web/conteudo_pt.asp?idioma=1&tipo=43100&conta=44&id=245222

Creditors Settlement Program

On June 23, 2017, the Company informs its shareholders and the market in general that, as authorized by the Judicial Reorganization court, it would be initiated on June 26, 2017, the creditors settlement program for the creditors of the Oi Companies included in the Creditors List presented by the Brazilian Judicial Administrator..

The Creditors Settlement Program sets out pre-payment by the Oi Group of 90% of the credit amount for Oi Creditors whose credit is less than or equal to R$ 50,000.00, upon acceptance by the Oi Creditor to the agreement and certain terms and conditions set out in the Creditors Settlement Program. The remaining 10% of such credit will be received after the confirmation of the reorganization plan (the "Plan"). Oi Creditors whose credit is more than R$50,000.00 shall also be entitled to agree to the Creditors Settlement Program, in which case they shall receive a R$50,000.00 pre-payment, upon acceptance by the Oi Creditor to the agreement and to certain terms and conditions set out in the Creditors Settlement Program and the exceeding credit amount will be paid as set out in the Plan. The Creditors Settlement Program proposed by the Oi Group will benefit the participating Oi Creditors given that it enables the pre-payment of part of the amount which is object of the program.

http://ir.oi.com.br/oi2012/web/conteudo_pt.asp?idioma=1&tipo=43100&conta=44&id=247412

Additional Information

Decision of the Dutch Court of Appeals

On July 7, 2017, the Company informs its shareholders and the market in general that on this date, the Dutch Supreme Court, in Amsterdam, The Netherlands, rejected the appeals filed by each of Oi’s financial vehicles in the Netherlands, Oi Brasil Holdings Coöperatief UA - In Judicial Reorganization ("Oi Brasil Holdings") and Portugal Telecom International Finance B.V. - In Judicial Reorganization ("PTIF"), against the decisions that had ordered the conversion of their respective suspension of payments proceedings into Dutch bankruptcy proceedings, maintaining the decision of Dutch Court of Appeals that such suspension of payments proceedings are converted into Dutch bankruptcy proceedings.

http://ir.oi.com.br/oi2012/web/conteudo_pt.asp?idioma=1&tipo=43100&conta=44&id=247800

Updates concerning the Judicial Reorganization Plan

On July 19, 2017, the Company informs its shareholders and the market in general that, at a meeting held at this date, resolved upon a capitalization proposal from a working group established during 2016 in order to facilitate the judicial reorganization of the Oi Companies.

Seeking to improve the financial condition of Oi’s balance sheet and the approval of the Judicial Reorganization Plan, the Board of Directors authorized the Board of Executive Officers to discuss with creditors, potential investors and other stakeholders possible changes to the Judicial Reorganization Plan, so that it contemplates increases in the Company’s share capital totaling R$8 billion, which have yet to be detailed and are still subject to approval by the relevant corporate bodies. The intention is that the funds raised will be allocated to the expansion of Oi’s investments, focusing mainly on new broadband projects and mobile network coverage, in order to initiate a new cycle of investment and expansion for Oi linked to the Judicial Reorganization Plan, generating an expected return for shareholders and creditors of the Company

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=248006

Additional Information

CVM INSTRUCTION 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly-held company, must notify the Securities Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its share, or of rights over those shares or other securities that it has issued.

	Capital	Treasury	Free-Float[1]
Common	668,033,661	148,282,000	519,748,556
Preferred	157,727,241	1,811,755	155,915,263
Total	825,760,902	150,093,755	675,663,819

Shareholder’s position as of June 30, 2017.

(1) The outstanding shares do not consider treasury shares and the shares held by members of the Board of Directors and the Executive Board.

Disclaimer

Rio de Janeiro - August 9, 2017. This report includes consolidated financial and operating data for Oi S.A. – Under Judicial Reorganization (“Oi S.A.” or “Oi” or “Company”) and its direct and indirect subsidiaries as of June 30, 2017. In compliance with CVM instructions, the data are presented in accordance with International Financial Reporting Standards (IFRS).

Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period of the previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as “projects”, “estimates”, “anticipates”, “expects”, “plans”, “hopes” and so on, is intended to indicate possible trends and forward-looking statements which, clearly, involve uncertainty and risk, so that future results that may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements.

Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

It is worth mentioning that the assets of Telemar Participações S.A. (“TmarPart” former parent company of the Company) included the goodwill arising on the acquisition (“goodwill”), on January 8, 2009, of Brasil Telecom S.A. (“BrT”, current Oi). Upon the corporate restructuring of 2012, the CVM allowed, through its OFFICIAL LETTER/CVM/SEP/GEA-5/No. 119/2013, that this goodwill was kept only in TmarPart’s consolidated reporting.

On September 1, 2015, there was a downstream merger of TmarPart with and into the C, which did not include the goodwill in the merged net assets. Similarly, the Company decided to make a technical inquiry to the CVM about the adopted accounting policy. On July 29, 2016 the CVM, through its Official Letter No. 149/2016-CVM/SEP/GEA-5, expressed its understanding that the goodwill should be kept in the net assets to merged with and into the Company, using the valuation basis of the net assets acquired as a result of the business combination between independent parties made at the time of the acquisition of BrT.

As a result, the Company restated the corresponding amounts for the period ended June 30, 2016, as prescribed by Brazilian accounting pronouncement CPC 23 – Accounting Policies, Changes in Accounting Estimates and Errors to retrospectively restate the corresponding amounts for the period ended June 30, 2016 taking into account the effects of goodwill on TmarPart’s net assets, effective beginning September 1, 2015, date of approval of TmarPart’s merger with and into Oi. The accounting treatment of goodwill was a material fact disclosed by the Company on August 1, 2016. It is worth noting that on August 1, 2017 the CVM reported that, because of the withdrawal of the appeal filed by the Company and because of the recognition of goodwill in Company books, it would shelve the proceedings filed on the matter.

For more details on this subject, please refer to the Financial Statements for the quarter ended June 30, 2017 which can be accessed through CVM’s website (www.cvm.gov.br) and Oi’s Investor Relations website (www.oi.com.br/ir).

Disclaimer

Oi – Investor Relations
Marcelo Ferreira	+55 (21) 3131-1314	marcelo.asferreira@oi.net.br
Bruno Nader	+55 (21) 3131-1629	bruno.nader@oi.net.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2017

OI S.A. -  In Judicial Reorganization

By:  /s/ Ricardo Malavazi Martins

Name: Ricardo Malavazi Martins

Title: Chief Financial Officer and Investor Relations Officer